SUSSEX BANCORP. LETTERHEAD

December 11, 2008

Via Edgar

United States Securities and Exchange Commission
Washington, DC 20549
Mail Stop: 4561
Attn:  William C. Friar, Senior Financial Analyst

Re:	Sussex Bancorp. Preliminary Proxy Statement on Schedule 14A
 File No.: 001-12569 – Filed:  September 26, 2008

Dear Mr.  Friar:

This letter will respond to the comments contained in your December 5, 2008 letter regarding the above-referenced filing.  We will address your comments in the order they appear in your December 5 letter.

1.
Disclose the minimum proceeds of your proposed sale of securities to the Treasury Department.  Also, please update the proxy statement to note the current status of your application if there has been any change since filing the preliminary proxy statement.

The disclosure under the caption “How much capital is the Company seeking from the U.S. Treasury” has been revised to include the minimum and maximum investment that the Company is eligible to receive, as well as the current status us the Company’s application.

2.
Disclosure more detail regarding all the material terms of your participation in the Capital Purchase Program.  Describe the material terms of the securities and warrants you will issue to the Treasury Department.  In this discussion also note market price of the Company’s common stock, the minimum number of warrants that you will issue to the Treasury Department, disclose the exercise price of the warrants, and finally, disclose the minimum warrants that will be issued and the maximum number of warrants that will be issued as a percentage of the number of outstanding common stock currently outstanding.

We have provided a more detailed disclosure of the material terms of the Capital Purchase Program (“CPP”) under the caption “The CPP”.  Included in this disclosure is a discussion of the current market price of the Company’s common stock, the minimum

United States Securities and Exchange Commission
December 11, 2008

number of warrants to be issued to the Treasury Department, the expected exercise price of the warrants, and disclosure regarding the percentage of outstanding common shares represented by the minimum and maximum number of warrants to be issued, all based upon the current market price. The disclosure also indicates that all of these disclosures are subject to change, based upon the actual market price at the time the Company is notified that it is eligible to participate in the CPP.

3.	Please discuss how your participation in the Capital Purchase Program may:

•	impact the holders of any outstanding senior classes of your securities;

•	impact the rights of your existing common shareholders;

•	dilute the interests of your existing common shareholders;

•	require you to expand your Board of Directors to accommodate Treasury Department appoints to it;

•	require you to register for resale securities you have issued to the Treasury Department; and

•	impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

Sussex Bancorp does not currently have any outstanding class of securities other than its common stock.  Therefore, participation in the CPP will not have any impact on the holders of outstanding senior classes of securities, and no additional disclosure on this point has been added.  Disclosure has been added to the proxy both in the summary question and answer section and in the body of the proxy under the caption “The CPP” regarding the impact of participation on the holders of our common stock.  A new questions has been added to the summary, “Will this proposal or the Company’s participation in the CPP affect the rights of the holders of the Company’s common stock?”, containing this disclosure. Disclosure has also been added to emphasize that the Company is required to agree to dividend limitations and that the Company is restricted from repurchasing its common stock, in each case without the consent of the Treasury.  In addition, disclosure has been added regarding the potential for dilution upon the exercise of the warrants.  This dilution may be both to a shareholder’s percentage of ownership and to the book value per share of the Company’s common stock, based upon the current market price and so the expected exercise price of the warrants.  Further, disclosure has been added with regard to the potential requirement that the Company increase its Board of Directors and appoint Treasury representatives upon a failure to pay dividends for six quarterly periods, and the requirement that the Company register for

United States Securities and Exchange Commission
December 11, 2008

resale the preferred stock, warrants and common stock underlying the warrants to be issued to the Treasury.  Finally, the Company does not believe that participation in the CCP will impact management’s operation of the Company.  The Company will not be required to restructure any executive compensation plans or arrangements to comply with Section 111 of the Emergency Economic Stabilization Act of 2008 (“EESA”), as its current arrangements and plans are in compliance.

4.
Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

The requested disclosure has been added to the summary question and answer section under the caption “How much capital is the Company seeking from the Treasury”. It is also included in the body of the proxy under the section heading “The CPP”.

5.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

We do not believe that denial of our application by the Treasury Department will have a material adverse effect on our liquidity, capital resources or results of operations.  The Company currently exceeds all minimum regulatory capital requirements applicable to it, and so does not require the proceeds to meet its capital requirements. The Company currently has sufficient capital to fund its near term anticipated growth. In addition, the Company is currently in full compliance with all minimum liquidity ratios applicable to it, both through regulation and by Board policy.  The Company is not dependent upon receipt of investment proceeds through the CPP to maintain liquidity.  Finally, the Company does not believe its results of operations will be adversely affected if the Treasury does not approve its participation in the CPP.

6.	Disclose whether you will modify any plans or contracts to comply with the limits on executive compensation established by Section 111 of the EESA.

As discussed above under comment 3, the Company has reviewed its compensation plans and arrangements and does not believe it is required to modify any plan, contract or arrangement currently in place to satisfy Section 111 of the EESA.  Disclosure to this effect has been added under the caption “The CPP”.

Financial Statements

As requested, a new section showing the proforma financial impact of the proposed sale of securities to the treasury has been added to the draft proxy, beginning on page __

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December 11, 2008

thereof.

In connection with this response, on behalf of Sussex Bancorp, I hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking from taking any action with respect to the filing; and

•	The Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact me, Candace Leatham, our Chief Financial Officer at 973-827-2914 (ext. 161) or Robert A. Schwartz of Windels Marx Lane & Mittendorf, LLP, our counsel, at 732-448-2548.

Very truly yours,

/s/ Donald L. Kovach

Donald L. Kovach
President and CEO

DLK:lji